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                          January 10, 2022

       Laura Shawver
       Chief Executive Officer
       Silverback Therapeutics, Inc.
       500 Fairview Ave N, Suite 600
       Seattle, Washington 98109

                                                        Re: Silverback
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 3,
2022
                                                            File No. 333-261979

       Dear Dr. Shawver:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ken Rollins, Esq.